

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2021

E. Joseph Grady
Chief Financial Officer and Chief Accounting Officer
CONTANGO OIL & GAS CO
717 Texas Ave., Suite 2900
Houston, Texas 77002

> **Re: CONTANGO OIL & GAS CO**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 10, 2021**
> **File No. 001-16317**

Dear Mr. Grady:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation